# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERASO INC., CIK 0000890394
CUSIP: 71360T101
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Address of issuer's principal executive offices: 2309 Bering Dr, San Jose, California (CA), 95131
Date of event which requires filing of this statement: 11/08/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001560894

## Reporting persons
- Brio Capital Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 195,527; shared voting power 0; sole dispositive power 195,527; shared dispositive power 0; aggregate amount beneficially owned 195,527 (4.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd.
  
  (2) Includes 84,452 shares of common stock. This amount excludes shares issuable upon exercise of the Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants since each of these Warrants are not exercisable when holder beneficially owns in excess of 4.99% of the outstanding shares.
  
  (3) Percentage calculation is based on 3,918,384 shares of common stock outstanding as of November 8, 2024, as reported on a company prospectus filing dated December 10, 2024.
- Brio Capital Management LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 195,527; shared voting power 0; sole dispositive power 195,527; shared dispositive power 0; aggregate amount beneficially owned 195,527 (4.99% of the class); the aggregate amount excludes certain shares
  Comment: (4) The shares reported above are held by Brio Capital Master Fund Ltd. Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. Brio Capital Management LLC and Shaye Hirsch disclaim beneficial ownership over the shares held by Brio Capital Master Fund Ltd., except to the extent of any pecuniary interest therein.
  
  (5) Includes 84,452 shares of common stock. This amount excludes shares issuable upon exercise of the Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants since each of these Warrants are not exercisable when holder beneficially owns in excess of 4.99% of the outstanding shares.
  
  (6) Percentage calculation is based on 3,918,384 shares of common stock outstanding as of November 8, 2024, as reported on a company prospectus filing dated December 10, 2024.

## Item 1. Issuer
Name of issuer: PERASO INC.
Address of issuer's principal executive offices: 2309 Bering Dr. San Jose, CA 95131

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by:

Brio Capital Master Fund Ltd.
Brio Capital Management LLC

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence: c/o Brio Capital Management LLC, 100 Merrick Road, Suite 401 W. Rockville Center, NY 11570.
Citizenship:
Brio Capital Master Fund Ltd. - Cayman Islands

Brio Capital Management LLC - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brio Capital Master Fund Ltd.: /s/ Shaye Hirsch, Shaye Hirsch/Managing Member (02/14/2025)
- Brio Capital Management LLC: /s/ Shaye Hirsch, Shaye Hirsch/Managing Member (02/14/2025)